 Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross doubles its revolving credit facility to US$1.2 billion

Toronto, Ontario, March 31, 2011 – Kinross announced today that it has amended its unsecured revolving credit facility.  The changes to the facility include an increase of available credit from US$600 million to US$1.2 billion, consistent with the growth of the company over the past year.

The facility will expire on March 31, 2015. The credit facility was led and arranged by Scotia Capital and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador, Russia, Ghana, and Mauritania, and employs approximately 7,000 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com